UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MAY 2017
COMMISSION FILE NUMBER 0-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604 661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

FOR IMMEDIATE RELEASE

May 10, 2017

METHANEX TO PRESENT AT BMO CAPITAL MARKETS 12th ANNUAL FARM TO MARKET CONFERENCE

Methanex Corporation will be presenting at the upcoming BMO Capital Markets 12th Annual Farm to Market Conference in New York City, NY. Mr. John Floren, Methanex’s President and CEO, will speak to investors on Wednesday, May 17th, 2017 at approximately 2:50 p.m. ET (11:50 a.m. PT).

Interested participants can access a live webcast of the presentation through the Company’s website at https://www.methanex.com/investor-relations/events. The length of the webcast will be approximately 40 minutes. The webcast will be available on our website for three weeks following the conference.

Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH”. Methanex can be visited online at www.methanex.com.

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Inquiries:

Sandra Daycock
Director, Investor Relations
Methanex Corporation
604-661-2600

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: May 10, 2017	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary